UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 2, 2023

Commission File Number: 001-41156

SIGNA SPORTS UNITED N.V.

Kantstraße 164, Upper West
10623 Berlin, Federal Republic of Germany
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 2, 2023, SIGNA Sports United, N.V. (the “Company”) delivered written notice to the New York Stock Exchange (the “NYSE”) of its intention to voluntarily delist its securities from NYSE and deregister its securities under the Section 12(b) and Section 12(g) of Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and suspend its reporting obligations under Section 15(d) of the Exchange Act. On October 2, 2023, the Company issued a press release announcing the decision to voluntarily delist and deregister its securities.

The Company intends to file a Form 25 with the Securities and Exchange Commission (“SEC”) on or about October 12, 2023 to effect the voluntary withdrawal of the listing of its securities from NYSE and the deregistration of its securities under Section 12(b) of the Exchange Act. The Company anticipates that the delisting from NYSE and deregistration under Section 12(b) of its securities will become effective on or about October 22, 2023. Following the effectiveness of the Form 25, the Company intends to file with the SEC a Form 15 to deregister the Company’s securities under Section 12(g) of the Exchange Act and suspend its reporting obligations under Section 15(d) of the Exchange Act.

A copy of the press release is attached hereto as Exhibit 99.1.

NO INCORPORATION BY REFERENCE

The information in this Form 6-K (including its Exhibits) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBITS

Exhibit Number	Description

99.1	Press release dated October 2, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNA SPORTS UNITED N.V.

Date: October 2, 2023	by: /s/ Stephan Zoll
Stephan Zoll
Chief Executive Officer

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